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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OSCIENT PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
68812R105
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	68812R105

1	NAMES OF REPORTING PERSONS: BB BioVentures L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,041,174

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,041,174

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,041,174

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	68812R105

1	NAMES OF REPORTING PERSONS: MPM BioVentures Parallel Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		262,560

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		262,560

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	262,560

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	68812R105

1	NAMES OF REPORTING PERSONS: MPM Asset Management Investors 1998 LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		26,801

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		26,801

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	26,801

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.03%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	68812R105

1	NAMES OF REPORTING PERSONS: Ansbert Gadicke

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,330,535(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,330,535(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,330,535(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	The shares are held as follows: 2,041,174 by BB BioVentures L.P. (“BB Bioventures”), 262,560 by MPM BioVentures Parallel Fund, L.P. (“MPM Parallel”) and 26,801 by MPM Asset Management Investors 1998 LLC (“MPM Investors”). BB BioVentures is under common control with MPM Parallel and MPM Investors. BAB BioVentures L.P. (“BAB BV”), BAB BioVentures NV and MPM BioVentures I LLC (“BioVentures LLC”) are the direct and indirect general partners of BB BioVentures. MPM BioVentures I L.P. (“BioVentures LP”) and BioVentures LLC are the direct and indirect general partners of MPM Parallel. The Reporting person is a manager of BioVentures LLC and MPM Investors.

CUSIP No.	68812R105

1	NAMES OF REPORTING PERSONS: Luke Evnin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		26,069(2)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,330,535(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		26,069(2)

WITH:	8	SHARED DISPOSITIVE POWER:

2,330,535(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,356,604(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

3.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	The shares are held as follows: 2,041,174 by BB BioVentures L.P. (“BB Bioventures”), 262,560 by MPM BioVentures Parallel Fund, L.P. (“MPM Parallel”) and 26,801 by MPM Asset Management Investors 1998 LLC (“MPM Investors”). BB BioVentures is under common control with MPM Parallel and MPM Investors. BAB BioVentures L.P. (“BAB BV”), BAB BioVentures NV and MPM BioVentures I LLC (“BioVentures LLC”) are the direct and indirect general partners of BB BioVentures. MPM BioVentures I L.P. (“BioVentures LP”) and BioVentures LLC are the direct and indirect general partners of MPM Parallel. The Reporting person is a manager of BioVentures LLC and MPM Investors.
(2)	Includes 26,069 shares issuable pursuant to options exercisable within 60 days of December 31, 2005.

Item 1.

	(a)	Name of Issuer
Oscient Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
1000 Winter Street
Suite 2200
Waltham, MA 02451

Item 2.

	(a)	Name of Person Filing
BB BioVentures, LP
MPM BioVentures Parallel Fund, LP
MPM Asset Management Investors 1998 LLC
Ansbert Gadicke
Luke Evnin

	(b)	Address of Principal Business Office or, if none, Residence
c/o MPM Capital L.P.
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116

	(c)	Citizenship
All entities were organized in Delaware and all individuals are United States citizens.
	(d)	Title of Class of Securities
Common Stock
	(e)	CUSIP Number
68812R105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

BB BioVentures, LP	2,041,174
MPM BioVentures Parallel Fund, LP	262,560
MPM Asset Management Investors 1998 LLC	26,801
Ansbert Gadicke	2,330,535	(1)
Luke Evnin	2,356,604	(1)(2)

(b)	Percent of Class:

BB BioVentures, LP	2.6%
MPM BioVentures Parallel Fund, LP	0.3%
MPM Asset Management Investors 1998 LLC	0.03%
Ansbert Gadicke	3.0%
Luke Evnin	3.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

BB BioVentures, LP	2,041,174
MPM BioVentures Parallel Fund, LP	262,560
MPM Asset Management Investors 1998 LLC	26,801
Ansbert Gadicke	0
Luke Evnin	26,069	(2)

(ii)	Shared power to vote or to direct the vote

BB BioVentures, LP	0
MPM BioVentures Parallel Fund, LP	0
MPM Asset Management Investors 1998 LLC	0
Ansbert Gadicke	2,330,535	(1)
Luke Evnin	2,356,604	(1)(2)

(iii)	Sole power to dispose or to direct the disposition of

BB BioVentures, LP	2,041,174
MPM BioVentures Parallel Fund, LP	262,560
MPM Asset Management Investors 1998 LLC	26,801
Ansbert Gadicke	0
Luke Evnin	26,069	(2)

(iv)	Shared power to dispose or to direct the disposition of

BB BioVentures, LP	0
MPM BioVentures Parallel Fund, LP	0
MPM Asset Management Investors 1998 LLC	0
Ansbert Gadicke	2,330,535	(1)
Luke Evnin	2,356,604	(1)(2)

(1)	The shares are held as follows: 2,041,174 by BB BioVentures L.P. (“BB Bioventures”), 262,560 by MPM BioVentures Parallel Fund, L.P. (“MPM Parallel”) and 26,801 by MPM Asset Management Investors 1998 LLC (“MPM Investors”). BB BioVentures is under common control with MPM Parallel and MPM Investors. BAB BioVentures L.P. (“BAB BV”), BAB BioVentures NV and MPM BioVentures I LLC (“BioVentures LLC”) are the direct and indirect general partners of BB BioVentures. MPM BioVentures I L.P. (“BioVentures LP”) and BioVentures LLC are the direct and indirect general partners of MPM Parallel. The Reporting person is a manager of BioVentures LLC and MPM Investors.
(2)	Includes 26,069 shares issuable pursuant to options exercisable within 60 days of December 31, 2005.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of a Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2006

BB BIOVENTURES L.P.		MPM BIOVENTURES PARALLEL FUND, L.P.

By:	BAB BioVentures L.P.,	By:	MPM BioVentures I LP,
	its General Partner		its General Partner

By:	BAB BioVentures N.V.,	By:	MPM BioVentures I LLC,
	its General Partner		its General Partner

By:	\s\ Ansbert Gadicke	By:	\s\ Luke Evnin

	Name: Ansbert Gadicke		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM ASSET MANAGEMENT INVESTORS 1998 LLC

By:	\s\ Luke Evnin

	Name: Luke B. Evnin	By:	\s\ Ansbert Gadicke

	Title: Manager		Name: Ansbert Gadicke

By:	\s\ Luke Evnin

Name: Luke B. Evnin

EXHIBIT A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Oscient Pharmaceuticals, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of February, 2006.

BB BIOVENTURES L.P.		MPM BIOVENTURES PARALLEL FUND, L.P.

By:	BAB BioVentures L.P.,	By:	MPM BioVentures I LP,
	its General Partner		its General Partner

By:	BAB BioVentures N.V.,	By:	MPM BioVentures I LLC,
	its General Partner		its General Partner

By:	\s\ Ansbert Gadicke	By:	\s\ Luke Evnin

	Name: Ansbert Gadicke		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM ASSET MANAGEMENT INVESTORS 1998 LLC

By:	\s\ Luke Evnin

	Name: Luke B. Evnin	By:	\s\ Ansbert Gadicke

	Title: Manager		Name: Ansbert Gadicke

By:	\s\ Luke Evnin

Name: Luke B. Evnin